FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 1, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV ANNOUNCES FINANCIAL CLOSING OF THE ACQUISITION OF TELEKOM MONTENEGRO MAJORITY STAKE

BUDAPEST – April 1, 2005 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that it has paid the EUR 114m purchase price of Telekom Montenegro’s (TCG) 51.12% share to the Government of Montenegro. At the same time, Matáv has acquired an additional 21.92% of TCG’s shares from minority shareholders for EUR 2.2 per share, resulting in a purchase price of EUR 22.9m.

TCG’s balance sheet will be consolidated in Matáv’s accounts as at March 31, 2005, while the results of TCG will be included in the consolidated income statement from the second quarter of 2005. The transaction has an impact on Matáv’s first quarter 2005 cash flow.

The IFRS financial statements of TCG Group for the year ended December 31, 2004 have recently been completed. According to these, the consolidated revenues of TCG Group grew to EUR 97.7m in 2004, EBITDA reached EUR 33.6m resulting in an EBITDA margin of 34.4%. TCG Group’s net debt ratio (net debt to net debt + equity + minorities) stood at 6.1% at the end of 2004. Gross additions to tangible and intangible assets amounted to EUR 23m in 2004. TCG Group had 1,389 employees at the end of 2004.

With a 31.4% fixed-line penetration at the end of 2004, Telekom CG, the Group’s fixed line division, had around 195 thousand fixed access lines and operated with a lines/employee ratio of 167. The fixed line division produced revenues of EUR 66.6m and a 22.0% EBITDA margin in 2004 (EBITDA: EUR 14.7m). Monet, TCG’s mobile subsidiary is Montenegro’s second largest mobile player with 179 thousand revenue producing customers, giving it a 42% share in a market with an estimated penetration of 68%. Mobile revenues increased to EUR 37.3m, with an EBITDA margin of 48.2% in 2004 (EBITDA: EUR 17.9m). Internet CG is the country’s dominant ISP, in a market with 8% penetration. The EBITDA margin of the Internet division reached 34.9%, while revenues amounted to EUR 3.5m (EBITDA: 1.2m) in 2004. Internet CG has been consolidated from February 2004. All penetration data are based on an estimated population of 620 thousand.

In addition to the above mentioned total stake of 73.04%, Matáv will make a public offer to acquire the remaining shares of TCG for EUR 2.2 per share.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: April 1, 2005